Explanation of Responses:
(1) Each restricted stock unit represents a contingent right to receive one share of common stock.
(2) The restricted stock units will cliff vest on June 7, 2014.
(3) The stock options will cliff vest on June 7, 2014.
(4) David G. Patterson is Chairman and Chief Executive Officer of each of Northwater Capital, Inc., (“NCI”) and Northwater Capital Management Inc. (“NCMI”), corporations formed under the laws of the Province of Ontario.  NCI  is the direct parent of NCMI.  In his capacity as a director of the Issuer, Mr. Patterson was granted restricted stock units and stock options by the Issuer.  Pursuant to an agreement between Mr. Patterson and NCMI, Mr. Patterson received such restricted stock units and stock options as nominee for NCMI.  NCMI is entitled under the agreement to all economic benefits of such restricted stock units and stock options.  NCI disclaims beneficial ownership of such restricted stock units and stock options, and of any shares of common stock received in respect thereof, except to the extent of any indirect pecuniary interest NCI may have therein resulting from its ownership interest in NCMI.